Exhibit 99.1

For Immediate Release:	July 30, 2014

Home BancShares, Inc. and Broward Financial Holdings, Inc.

Announce Signing of Definitive Agreement

Conway, AR – Home BancShares, Inc. (NASDAQ GS: HOMB) (“Home” or “the Company”), parent company of Centennial Bank (“Centennial”), and Broward Financial Holdings, Inc. (“Broward”), parent company of Broward Bank of Commerce (“Broward Bank”), today announced the signing of a definitive agreement for Home to acquire Broward. Under the terms of the agreement, Broward Bank will merge into Centennial and shareholders of Broward will receive proceeds from the transaction between $33,060,001 and $33,960,001 as a combination of both Home common stock and cash split 90% and 10%, respectively. This purchase price includes the conversion of currently outstanding Broward stock warrants into $3.0 million of Broward common equity before closing. As a result, the purchase price is priced between 1.645 and 1.649 of pro forma tangible common equity as of June 30, 2014.

Broward currently operates two banking locations in Fort Lauderdale, Florida. As of June 30, 2014, Broward had approximately $168.5 million in total assets, $110.8 million in loans, and $143.8 million in deposits. Broward Bank has recently been ranked 12th in the DepositAccounts.com Top 200 Healthiest Banks 2014.

“This is a nice opportunistic acquisition which allows us to further expand our current Florida footprint into attractive, long-term growth markets on the east coast of Florida,” said John Allison, Chairman. “We are excited to begin serving the communities in this area.”

“We are excited to be able to spearhead the launch of Home BancShares in South Florida,” said Keith Costello, Broward President and Chief Executive Officer. “Centennial Bank’s entrance into the market will benefit our clients, shareholders and the community.”

“We are very pleased to have an opportunity to expand our South Florida footprint and to work with Keith and his team of associates,” said Randy Sims, Home’s Chief Executive Officer. “The regional economy is growing and the unemployment rate remains below the Florida state average in the Fort Lauderdale Metropolitan Division.”

The acquisition is expected to close in the fourth quarter of 2014 and is subject to shareholder approval, regulatory approvals, and other customary conditions.

Until Centennial and Broward Bank convert to a single operating system, which is anticipated to occur on November 14, 2014, Centennial and Broward Bank customers should continue to do business at their current Centennial or Broward Bank branches. Customers of both banks, however, will be able to use Centennial and Broward ATMs free of charge in the near future.

Additional information regarding the acquisition has been provided in a supplemental presentation available on the Company’s website at www.homebancshares.com, under the “Investor Relations” section.

Home BancShares, Inc. is a bank holding company, headquartered in Conway, Arkansas. Our wholly-owned subsidiary, Centennial Bank, provides a broad range of commercial and retail banking plus related financial services to businesses, real estate developers, investors, individuals and municipalities. Centennial Bank has locations in Arkansas, Florida and South Alabama. The Company’s common stock is traded through the NASDAQ Global Select Market under the symbol “HOMB.”

This release contains forward-looking statements which include, but are not limited to, statements about the benefits of the business combination transaction involving Home and Broward, including future financial and operating results, the combined company’s plans, objectives, expectations, goals and outlook for the future. Statements in this press release that are not historical facts should be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements of this type speak only as of the date of this news release. By nature, forward-looking statements involve inherent risk and uncertainties. Various factors could cause actual results to differ materially from those contemplated by the forward-looking statements, including, but not limited to, (i) the possibility that the acquisition does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Home’s stock price before closing, (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Home and Broward operate; (iv) the ability to promptly and effectively integrate the businesses of Home and Broward; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; and (vi) diversion of management time on acquisition-related issues. Additional information on factors that might affect Home BancShares, Inc.’s financial results is included in its Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

FOR MORE INFORMATION CONTACT

Home BancShares, Inc.	Centennial Bank

Brian S. Davis	Randy Sims

Investor Relations Officer	Chief Executive Officer

(501) 328-4770	(501) 328-4656